Exhibit 4.5
Supplementary Agreement to the Trademark License Agreements

The Licensor:	Lianchuang Technology Company Limited

The Licensee:	Linkage Technology (Nanjing) Co., Ltd.
Whereas,
1.	The two parties have executed five trademark license agreements (the “License Agreements”) on October 10, 2008 by which the Licensor licenses its trademarks with registration numbers of 1343759, 1343758, 1324893, 1324895 and 1332432 to the Licensee to use.

2.	The License Agreements have not covered all the stipulations between the two parties about the license of the trademarks, therefore, the two parties agreed to execute a supplementary agreement.
Pursuant to the Trademark Law of the People’s Republic of China and its implementing rules, the two parties have agreed to sign this supplementary agreement (the “Agreement”).
1.	Grant of License
(1)	The Licensor hereby grants to the Licensee a license to use its trademarks with registrations numbers of 1343759, 1343758, 1324893, 1324895 and 1332432 (the “Trademarks”) on the goods and services specified by the License Agreements and in the name of the Licensee or in connection with any of its other business activities. (The detailed information of the Trademarks is listed in Schedule I of the Agreement.)

(2)	Nothing contained herein shall in any way restrict, impair, limit or affect the right of the Licensor to use the Trademarks. The Licensee shall not, without the prior consent of the Licensor, license or sub-license any of the Trademarks to any third party except to Linkage Technologies International Holdings Limited and any of its subsidiaries or affiliates.
2.	The Term of the License

The term of the license is twenty years commencing from the execution date of the Agreement. The term of the license may be renewed by the two parties in writing upon expiration. For any prior use of the licensed Trademarks by the Licensee, the Licensor waives any and all of its rights or claims against the Licensee.
3.	The license fee

The two parties agree that the license is for free and the Licensee has no need to pay any money to the Licensor for the license.

4.	Representation and Warranties of the Licensor

The Licensor hereby represents and warrants to the Licensee as follows:
(1)	Licensor owns the Trademarks and all the legal rights of the Trademarks. There exists no dispute, lawsuit or any other legal proceeding on the ownership of the Trademarks.

(2)	The Licensee shall have the right to use the Trademarks according to the Agreement and the License Agreements.

(3)	Licensor may not transfer any of the Trademarks to any third party unless such transfer is consented by the Licensee in writing. If the Licensor intends to transfer the Trademarks, the Licensee shall have the preemptive right to acquire the Trademarks for free.

(4)	Licensor shall renew the Trademarks upon expiration to make sure all the Trademarks are valid within the term of the license.
5.	Representation and Warranties of the Licensee

The Licensee hereby represents and warrants to the Licensor as follows:
(1)	Licensee will use the Trademarks according to the License Agreements and the Agreement properly.

(2)	Unless otherwise specified herein, Licensee will not license or sub-license any of the Trademarks to any third party without prior authorization by the Licensor.
6.	Termination

The Agreement shall not be terminated unless it is terminated by the two parties in writing.
7.	Force Majeure

No party shall be liable for the failure to carry out its obligations hereunder in the event that it is prevented from doing so by war, unavailability of shipping vessels, insurrection, labor disturbances, governmental action prohibiting importation of goods or any other similar causes beyond the control of that party.

8.	Indemnity and Infringement

The Licensor shall indemnify and hold the Licensee harmless against any and all claims, actions, demands, costs, damages and other sums in connection with and arising out of the Trademarks unless any of the foresaid damage or loss is caused by the Licensee’s fault.

Within the term of the Agreement, provided that there occurs any infringing behavior to any of the Trademarks, the Licensor shall take all necessary measures to prevent such infringement. The expenses incurred for preventing the infringement shall be born by the Licensor and the compensation obtained for the infringement shall be distributed to the two parties according to their actual losses.

9.	Default responsibility

If any of the two parties breaches the Agreement, the defaulting party shall compensate the observant party for all the losses incurred by the default.

10.	General
(1)	The two parties shall bear their own legal costs in relation to the negotiation and finalization of the Agreement.

(2)	No variation of the Agreement shall be effective unless made in writing and signed by or on behalf of the parties hereto.

(3)	If any provision or part of a provision of the Agreement shall be, or be found by any authority or court of competent jurisdiction to be, invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions or parts of such provisions of the Agreement, all of which shall remain in full force and effect.

(4)	The Agreement shall be governed by and Construed in accordance with the laws of People’s Republic of China.

(5)	The License Agreements and the Agreement shall constitute the whole agreement between the two parties relating to the license of the Trademarks and supersede any previous agreements or arrangements between them relating to the license of the Trademarks.

(6)	Any dispute, controversy or claim arising out of or in relation to the Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by binding arbitration at China International Economic and Trade Arbitration Center (“CIETAC”) in Beijing, People’s Republic of China, in accordance with the arbitration rules of the CIETAC for the time being in force, which rules are deemed to be incorporated into this Agreement.
The Agreement has six counterparts and shall become effective upon execution.

Signed by the Licensor

/Seal/: Lianchuang Technology Company Limited

For and on behalf of Lianchuang Technology Company Limited

Signed by the Licensee

/Seal/: Linkage Technology (Nanjing) Co., Ltd.

For and on behalf of Linkage Technology (Nanjing) Co., Ltd.
Dated this 28 day of July, 2009

Schedule I: the information of the Trademarks

The
Trademark	The Term	Category	Service items approved
1343759	October 10, 2008 to December 13, 2009	9	including computer, portable computer, recorded computer program, data processing equipment, inner communicating device, computer memory and etc

1343758	October 10, 2008 to December 13, 2009	9	including computer, portable computer, recorded computer program, data processing equipment, inner communicating device, computer memory and etc

1324893	October 10, 2008 to December 13, 2009	38	Computer terminal communication, telecom information, computer aided information and image transmission, information transfer, fiber-optic communication

1324895	October 10, 2008 to December 13, 2009	38	Computer terminal communication, telecom information, computer aided information and image transmission, information transfer, fiber-optic communication

1332432	October 10, 2008 to November 6, 2009	42	Computer programming

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